Exhibit 21.1
List of Vertiv’s Subsidiaries

Entity	Country of Incorporation
Vertiv Intermediate Holding II Corporation	United States – Delaware
Vertiv Group Corporation	United States – Delaware
Vertiv Holdings Ireland Designated Activity Company	Ireland
Vertiv International Holding Corporation	United States – Ohio
Vertiv Company Group Limited	United Kingdom
Vertiv Supplies Limited	United Kingdom
Great River Finance Designated Activity Company	Ireland
Vertiv Corporation	United States – Ohio
Vertiv Energy Private Limited	India
Vertiv Holdings Limited	United Kingdom
Vertiv Holdings II Limited	United Kingdom
Vertiv (Hong Kong) Holdings Limited	Hong Kong
Vertiv Holdings Co., Ltd.	China
Vertiv Tech Co. Ltd.	China
Vertiv Tech (Mianyang) Co., Ltd.	China
Electrical Reliability Services, Inc.	United States – California
Vertiv Slovakia a.s.	Slovakia
E&I Engineering Corporation	United States – South Carolina
E&I Engineering Limited	Ireland
Vertiv S.r.l	Italy
Vertiv Gulf, LLC	United Arab Emirates